Via Facsimile and U.S. Mail
Mail Stop 6010


January 24, 2006


Mr. Richard C. Pfenniger, Jr.
Chairman, CEO and President
Continucare Corporation
7200 Corporate Center Drive, Suite 600
Miami, FL 33126

      Re:	Continucare Corporation
		Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 19, 2005
      Form 10-Q for Fiscal Year Ended September 30, 2005
	File No.  1-12115

Dear Mr. Pfenniger, Jr.:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. In addition, please consider our comments in preparing your Form 10-Q for the quarter ended December 31, 2005 and comply with them therein, as applicable.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2005

Item 7. Management`s Discussion and Analysis
Critical Accounting Policies and Estimates
Medical Claims Expense Recognition, page 21
1. Please provide us, in disclosure type format, the change in estimate related to claims incurred but not reported (IBNR) for each period presented. Discuss any significant changes in estimate.
2. Please provide us, in disclosure type format, the SOP 94-5 roll forward and explain why it has not been included in your financial statements.

Comparison of Fiscal Year Ended June 30, 2005 to Fiscal year Ended
June 30, 2004
Taxes, page 24
3. Please explain to us in detail why no valuation allowance for deferred tax assets was necessary as of June 30, 2005.

Notes to Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Due From HMO`s, page F-10
4. Your disclosure indicates that the IBNR estimate is determined by the HMO but your disclosure on page 21 under Medical Claims
Expense
Recognition states "We develop our estimate of IBNR..." Please reconcile these statements.

Reinsurance (stop-loss insurance), page F-12
5. Please provide us, in disclosure type format, the amount of stop loss insurance premiums included in, and the amount of stop loss insurance recoveries netted against, health care costs.

Note 13- Valuation and Qualifying Accounts, page F-20
6. Please provide us, in disclosure type format, to what the $4.1 million write-off of uncollectible accounts receivable and the
$6.4
million write-off of uncollectible notes in 2004 relate.


Form 10-Q for the quarter ended September 30, 2005

Note 3- Stock Based Compensation, page 7
7. Please provide us, in disclosure type format, all of the information needed to achieve the disclosure objectives in paragraphs
64 and 84 of FAS 123(R). Refer to minimal disclosure requirements
and
illustrative examples provided in paragraphs A240 and A241 of FAS 123(R) or tell us in detail why you believe you have met all the disclosure requirements.
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



??

??

??

??

Richard C. Pfenniger, Jr.
Continucare Corporation
January 24, 2006
Page 4 of 4